EIDE BAILLY SECURITIES LLC

FINANCIAL STATEMENTS
APRIL 30, 2020

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53238

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___05/01/2019___ AND ENDING___04/30/2020___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Eide Bailly Securities LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4310 17th Ave S

(No. and Street)

Fargo	ND	58103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Karla Wilson (701)239-8593

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Widmer Roel P.C.

(Name – *if individual, state last, first, middle name*)

4334 18th Ave S	Fargo	ND	58103-7414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ☑ Certified Public Accountant

 ☐ Public Accountant

 ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Karla Wilson _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Eide Bailly Securities LLC _____ , as
of April 30 _____ , 20 20 _____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____


Signature

Chief Financial Officer
_____
Title

Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EIDE BAILLY SECURITIES LLC
FINANCIAL STATEMENTS
FOR THE YEAR ENDED APRIL 30, 2020

Table of Contents



4334 18th Avenue S.
Ste 101
Fargo, ND 58103-7414

Phone: 701.237.6022
Toll Free: 888.237.6022
Fax: 701.280.1495

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Governors
Eide Bailly Securities LLC
Fargo, North Dakota

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of **Eide Bailly Securities LLC** (a South Dakota corporation), as of April 30, 2020 and the related statements of income, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of **Eide Bailly Securities LLC** as of April 30, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of **Eide Bailly Securities LLC's** management. Our responsibility is to express an opinion on **Eide Bailly Securities LLC's** financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to **Eide Bailly Securities LLC** in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Member of

CPAmerica

Member ⚹ Crowe Global

widmerroelcpa.com

Auditor's Report on Supplemental Information

Schedule I – Computation of Net Capital under Rule 15c3-1 ("Schedule I") has been subjected to audit procedures performed in conjunction with the audit of **Eide Bailly Securities LLC's** financial statements. The supplemental information is the responsibility of **Eide Bailly Securities LLC's** management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as **Eide Bailly Securities LLC's** auditor since 2012.
Fargo, North Dakota
June 5, 2020

EIDE BAILLY SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
APRIL 30, 2020

		2020
ASSETS		
Cash and cash equivalents	$	55,422
Receivable from broker dealer		8,546
Prepaid expenses		224
Total assets	$	64,192
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accounts payable	$	316
MEMBER'S EQUITY		
Member's paid-in capital		15,000
Member's undistributed earnings		48,876
Total member's equity	$	63,876
Total liabilities and member's equity	$	64,192

EIDE BAILLY SECURITIES LLC
STATEMENT OF INCOME
YEAR ENDED APRIL 30, 2020

	2020
REVENUES	
Commission income	$ 487,661
	487,661
EXPENSES	
Licensing and registration	38,881
Technology expense	13,960
Professional fees	21,232
Management and allocated overhead	105,000
Other expenses	5,506
	184,579
NET INCOME	$ 303,082

EIDE BAILLY SECURITIES LLC
STATEMENT OF CHANGE IN MEMBER'S EQUITY
YEAR ENDED APRIL 30, 2020

	Member's Paid-in Capital	Member's Undistributed Earnings	Total
BALANCE, APRIL 30, 2019	$ 15,000	$ 67,497	$ 82,497
Net income	-	303,082	303,082
Distribution of earnings to member	-	(321,703)	(321,703)
BALANCE, APRIL 30, 2020	$ 15,000	$ 48,876	$ 63,876

EIDE BAILLY SECURITIES LLC
STATEMENT OF CASH FLOWS
YEAR ENDED APRIL 30, 2020

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

	2020
OPERATING ACTIVITIES	
Net income	**$ 303,082**
Adjustments to reconcile net income to net cash	
and cash equivalents from operating activities	
Change in receivable from broker dealer	**(1,354)**
Change in prepaid miscellaneous	**186**
Change in accounts payable	**201**
NET CASH FROM OPERATING ACTIVITIES	**302,115**
FINANCING ACTIVITY	
Distribution of earnings to member	**(321,703)**
NET CHANGE IN CASH AND	
CASH EQUIVALENTS	**(19,588)**
CASH AND CASH EQUIVALENTS, BEGINNING	**75,010**
CASH AND CASH EQUIVALENTS, ENDING	**$ 55,422**

EIDE BAILLY SECURITIES LLC
NOTES TO FINANCIAL STATEMENTS
APRIL 30, 2020

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Eide Bailly Securities LLC (EBS) is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers (NASD). EBS is a registered broker-dealer in the state of South Dakota and is a wholly-owned subsidiary of Eide Bailly Financial Services, LLC (EBFS).

The majority of EBS commission revenue is earned from a broker-dealer, which executes securities transactions including the sale of oil and gas interests, mutual fund investments and transfers on behalf of customers and also includes regulated life insurance products, such as variable annuity contracts and variable life insurance policies.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents
EBS includes demand deposits in the category of cash and cash equivalents as presented in the cash flow statement.

Commissions Receivable
Receivable from affiliated broker represents accruals for commission amounts due from one broker-dealer. It is the EBS' policy to use the reserve method to write off uncollectible accounts. Amounts not paid within 30 days are considered past due. There were no amounts over 90 days past due as of April 30, 2020. Management anticipates no substantial losses from present receivable balances. Therefore, there is no balance in the reserve at April 30, 2020.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes
EBS along with its Parent, EBFS are included in the consolidated federal and state income tax returns as disregarded entities which is filed by Eide Bailly, LLP the parent company of EBFS. As a limited liability partnership, all EBS's taxable income or loss is allocated to the partners in accordance with their respective percentage ownership. Therefore, no provision for income taxes has been included in the financial statements.

Leases
Effective January 1, 2019, EBS adopted ASU 2016-02 Leases the standard to increase transparency and comparability among organizations by requiring the recognition of the right-of-use ("ROU") assets and lease liabilities on the balance sheet. The standard did not have a significant impact on the EBS financial statements.

NOTE 3 - NET CAPITAL REQUIREMENTS

EBS, as a registered broker and dealer in securities, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1).

Under the computation provided by the Uniform Net Capital Rule, EBS is required to maintain net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness. At April 30, 2020, EBS had net capital, as computed under the rule, of $63,652 and its ratio of aggregate indebtedness to net capital was 0.0050 to 1.

NOTE 4 - RELATED PARTIES

EBS has a single member owner, EBFS which is the parent company for various financial service entities. All

(continued on next page)

indirect operating expenses of EBFS' related entities are paid for by EBFS including all compensation and related employee costs of financial services representatives. Direct expenses incurred and paid by EBS, in addition to certain expenses incurred by EBFS through the Expense Allocation Agreement, are recognized in the financial statements of EBS. The Expense Allocation Agreement between EBS and EBFS is approved annually by management. During FY2020, EBS reimbursed EBFS for $105,000. As of April 30, 2020, EBS owes $0 to EBFS for these expenses.

NOTE 5 - SUBSEQUENT EVENTS

Subsequent events have been evaluated through June 19, 2020 the date the financial statements were available to be issued.

NOTE 6 - CONCENTRATIONS OF CREDIT RISK

100% of EBS's earned revenues for FY2020 were generated from commissions associated with transactions from United Planners. At April 30, 2020, EBS had a receivable of $8,546 from United Planners.

NOTE 7 – REVENUE FROM CONTRACTS WITH CUSTOMERS

Revenue from contracts with customers include commission revenue from mutual fund and other traded securities. EBS recognizes all revenue at a point in time:

Commission Revenue from Mutual Funds and Other Traded Securities:
EBS facilitates the execution of buy and sell transactions on behalf of its customers. Each time a customer enters into a buy or sell transaction, EBS charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that EBS fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). EBS believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon, and the risks and rewards of ownership have been transferred to/from the customer.

Commission Revenue from Variable Annuity Contract:
While approved to offer Variable Annuities, EBS had no executed selling agreements during the review period and thus had no collection/deposit of any type of commission.

EIDE BAILLY SECURITIES LLC

SUPPLEMENTARY INFORMATION

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
APRIL 30, 2020

NET CAPITAL

MEMBER'S EQUITY	$	63,876
DEDUCTIONS:		
Nonallowable assets:		
Prepaid expenses		224
NET CAPITAL	$	63,652
MINIMUM NET CAPITAL REQUIREMENT PER RULE 15C3-1 (a)(2)(vi)		
(The greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	5,000
AGGREGATE INDEBTEDNESS	$	316
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.0050 to 1

There are no material differences between the preceding computation and Eide Bailly Securities corresponding
   unaudited part II of Form X-17-A-5 as of April 30, 2020



4334 18th Avenue S.
Ste 101
Fargo, ND 58103-7414

Phone: 701.237.6022
Toll Free: 888.237.6022
Fax: 701.280.1495

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Governors
Eide Bailly Securities LLC
Fargo, North Dakota

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions Report, in which (1) **Eide Bailly Securities LLC** identified the following provisions of 17 C.F.R. §15c3-3(k) under which **Eide Bailly Securities LLC** claimed an exemption from 17 C.F.R. §240.15c3-3: section (k)(1) (exemption provisions) and (2) **Eide Bailly Securities LLC** stated that **Eide Bailly Securities LLC** met the identified exemption provisions throughout the most recent fiscal year without exception. **Eide Bailly Securities LLC's** management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about **Eide Bailly Securities LLC's** compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Fargo, North Dakota
June 5, 2020



Assertions Regarding Exemption Provisions

We, as members of management of Eide Bailly Securities, LLC, are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by management and reviewed by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(1).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period May 1, 2019 through April 30, 2020.

Eide Bailly Securities, LLC

By:

Karla Wilson
Karla Wilson, Principal Financial Officer
May 11, 2020